FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2008

Commission File Number: 000-31215

MIND C.T.I. LTD.

(Translation of Registrant's Name into English)

Industrial Park, Building 7, P.O.Box 144, Yoqneam 20692, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

INCORPORATION BY REFERENCE

The financial statements included in the press release attached as Exhibit 1 to this Report on Form 6-K are hereby incorporated by reference into: (i) the Registrant's Registration Statement on Form S-8, Registration No. 333-117054; (ii) the Registrant's Registration Statement on Form S-8, Registration No. 333-100804; and (iii) the Registrant's Registration Statement on Form S-8, Registration No. 333-54632.

CONTENTS

This report on Form 6-K of the registrant consists of the following document, which is attached hereto and incorporated by reference herein:
1. Press Release: MIND CTI Announces Q1 2008 Preliminary Unaudited Operating Results. Dated May 14, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2008

MIND C.T.I. LTD.
By: /s/ Monica Eisinger Name: Monica Eisinger =================== Title: Chairperson of the Board of Directors, President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.	MIND CTI Announces Q1 2008 Preliminary Unaudited Operating Results. Dated May 14, 2008.

Exhibit 1

MIND CTI Announces Q1 2008 Preliminary Unaudited Operating Results

*Building Momentum in US and UK

Yoqneam, Israel, May 14, 2008 -MIND C.T.I. LTD. (NasdaqGM:MNDO), a leading provider of convergent end-to-end billing and customer care product based solutions for tier 2 and tier 3 carriers worldwide, today announced preliminary unaudited operating results for the first quarter 2008.

Operating Highlights of Q1 2008

  Revenues were $5.4 million, representing an 11.5 % increase over the first quarter of 2007, compared to $5.6 million in the fourth quarter of 2007.
  Operating income, excluding amortization of intangible assets and equity-based compensation expense, was $ 291 thousand, or 5.4 % of revenue..
  GAAP operating income was $79 thousand, or 1.5 % of revenue.
  Backlog for our billing product line as of March 31, 2008 is $16.5 million, of which $8.7 million is expected to be billed by year- end.

Revenue Distribution for Q1 2008

Sales in the Americas represented 37 % and sales in Europe represented 53 % of total revenue.
Revenue from our customer care and billing software totaled $4.6 million, while revenue from our enterprise call management software was $ 768 thousand. The revenue breakdown from our business lines of products was $1.6 million, or 30 % from licenses and $3.8 million, or 70 % from maintenance and additional services.

Auction Rate Securities
As previously announced, we continue to receive interest payments every month on the held ARS, which is now rated BBB by S&P and A3 with CreditWatch with negative implications by Moody's.

Two New Wins
The first win in the UK, since our latest acquisition, is a rapidly growing UK Communications company that provides various services through large-scale IP networks and complex Converged Voice and IP Networks, as well as traditional Voice and Line Rental Services. This is a rolling one-year contract for a fully outsourced service, including performing day-to-day operational billing tasks, production of month-end billing and revenue share statements, invoicing and support of the customer service team

The second win is with a regional mobile operator in the US that offers "pay as go" plans.
This is a managed service contract for five years including performing day-to-day operational billing tasks, support for software configuration changes, support for 3rd party interfaces and proactive monitoring of the system. The solution includes the new MIND offering, the point of sale module as well as customer care, electronic bill presentment & payment, rating, billing, provisioning and mediation.

Monica Eisinger, Chairperson and CEO, commented: "Lately we have seen increasing interest in our solutions in the UK and the US, mainly for billing and CRM managed services from wireless and triple-play operators. We are pleased with the continued momentum and we believe that the new wins strengthen our position as the leader in billing and CRM solutions for mobile operators providing regional coverage with unlimited wireless calling plans. The new five-year managed service agreements increase our long term visibility."

Appointment of New CFO
MIND also announced today the appointment of Itay Barzilay, 34, as the Company's new Chief Financial Officer (CFO). Itay comes to MIND after holding several financial management positions since 2003 at Avaya (US). Prior to Avaya he served as a Consultant for the Corporate Finance Group at Ernst & Young (Tel Aviv, Israel). Itay is a Certified Public Accountant and holds a B.A. degree in Accounting and Economics from Tel Aviv University and an M.B.A. degree from New York University, Stern School of Business.

Appointment of New Board Member
Mr. Rimon Ben-Shaoul, who served on the Company's Board of Directors since 2002, resigned lately in order to pursue other business opportunities. MIND and Monica Eisinger personally express their profound gratitude and appreciation to Rimon for his significant contribution to the company.

The Board of Directors elected Mr. Michael Rothenberg to serve as a Class II director and member of all committees. Mr. Rothenberg is the founder of BreezeCOM, later to become Alvarion (Nasdaq: ALVR). Alvarion is a wireless broadband pioneer and the leading provider of WiMAX. Mr. Rothenberg served at Alvarion as CEO from 1993 - 2001. During this time, the company reached over $100 million in sales and completed an IPO and a secondary offering, both in 2000. Michael holds a Ph.D. from Polytechnic University, Bucharest, Romania.

Conference Call Information
MIND will host a conference call on May 15, at 10:30 a.m., Eastern Standard Time, to discuss the Company's first quarter 2008 results and other financial and business information. The call will be carried live on the Internet via www.fulldisclosure.com and the MIND website, www.mindcti.com. For those unable to listen to the live web cast, a replay will be available.

About MIND
MIND CTI Ltd. is a leading provider of convergent prepaid and postpaid end-to-end billing and customer care solutions for Wireless, Wireline, VoIP and Quad-play carriers worldwide. A global company, with over ten years of experience in providing solutions to carriers, MIND operates from offices in Europe, Israel and the United States, serving customers in more than 40 countries around the world. For more information, visit MIND at: www.mindcti.com.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company's business strategy are "forward-looking statements." These statements are based on management's beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including the risks discussed in the Company's filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:
Andrea Dray
MIND CTI Ltd.
Tel: +972-4-993-6666
investor@mindcti.com